Arkonis Capital LLC

Statement of Financial Condition

June 30, 2025

ASSETS

Cash	$	114,373
Prepaid expense		6,752
TOTAL ASSETS	$	121,125

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	4,775
Due to related party		3,000
TOTAL LIABILITIES		7,775

MEMBER'S EQUITY

Member's capital		351,804
Deficit accumulated in the development stage		(238,454)
TOTAL MEMBER'S EQUITY		113,350
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	121,125